REG TECHNOLOGIES, INC.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

04012959

SEC MAIL PROCESSING RECEIVED FEB 18 2004 WASH. D.C. 158 SECTION

SUPPL

February 2, 2004

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Reg Technologies Inc. - File No. ~~82-846~~ 82-864

Dear Sirs:

Please find enclosed Reg Technologies, Inc. insider reports dated February 2, 2004 for the following:

John Robertson

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

dlw 2/20

jhl
Enclosure

ƽ5-102F6

ƆER REPORT

ctions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

ME OF THE REPORTING ISSUER (BLOCK LETTERS)

NOLOGIES, INC.

SEC MAIL PROCESSING RECEIVED FEB 1 8 2004 WASHINGTON, D.C. 158

DER DATA

HIP(S) TO REPORTING

HIP T ☐ YES ☒ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY
Date of last report filed	04	11	03
Date on which you became an insider			

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO.: 1871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

DER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
NATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
N	632,169								☐	632,169	1	
									☐			
	750,000								☐	750,000	1	
									☐			
N	1,193,030								☐	1,188,030	2	ACCESS INFO. SERV.
									☐			
NTS	14,000								☐	14,000	2	ACCESS INFO. SERV.
									☐			
									☐			

Please see attached

T ☒ YES ☐ NO

sed as a uniform report for the insider reporting under all provincial securities Acts. The terminology c to accommodate the various Acts.

DENCE ☒ ENGLISH ☐ FRENCH

Y FOR YOUR FILE

5 Rev. 2002 / 2 / 8 VERSION FRANΓAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT	DD	MM	YY
JOHN ROBERTSON	J Robertson		02	02	04

ohn Robertson report dated February 2, 2004 - Reg Technologies, Inc.

:lass	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
:OMMON	632,169						632,169	1	
)PTION	750,000						750,000	1	
COMMON	1,193,030	9-Jan-04	10		5,000	$0.16	1,188,030	2	Access Information Services
WARRANTS	14,000						14,000	2	Access Information Services